Mail Stop 4561
									March 3, 2006

Mr. Anthony Biele
Chief Financial Officer
PracticeXpert, Inc.
23975 Park Sorrento Drive
# 110
Calabasas, CA 91302

      Re:	PracticeXpert, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Filed April 15, 2005
      File No. 000-30583

Dear Mr. Biele:

      We have reviewed your response letter dated February 24,
2006
and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Forms 10QSB for the quarters ended March 31, 2005, June 30, 2005, and
September 30, 2005

Note 2 - Intangible Assets, page 7

1. We note that your proposed disclosure regarding your goodwill impairment policy is still not adequate. It appears that you made a typing error in the fourth sentence which states that an impairment loss is recognized when the carrying value of the reporting unit is
LESS than the estimated fair value of the reporting unit; if the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit should be considered NOT impaired. Revise accordingly. Additionally, expand your proposed disclosure to explain how the amount of impairment is determined.

Note 7 - Acquisition, page 10

2. We have read and reviewed your response to comment two, however we continue to believe that the convertible debt assumed in the acquisition of PracticeOne should have been recorded at its fair value equal to the value of the stock that would be issued upon conversion. Revise your filings accordingly. Be sure to label the financial statements as restated and add a footnote to your filings explaining the reasons for the restatement.

Form 8-K dated February 13, 2006

3. We note that in April 2004 you acquired Cancer Care Network, an Oklahoma corporation that specializes in radiation and medical oncology billing and management services, and recorded an intangible asset of $5 million for the client lists acquired from the corporation. We also note that your company has incurred significant continuing losses and negative operating cash flows since the time of this acquisition. Furthermore, you disclose in your 8-K dated February 13, 2006 that the industry has been experiencing decreased reimbursement for chemo-therapy drugs which has caused certain contracts for your company to be unprofitable. Specifically, you disclosed in your 8-K that your agreements with Sidrys and Jacquin were terminated on February 13, 2006. We note that you have only recorded an impairment amount of $502,921 during the nine months ended September 30, 2005 related to your customer lists; however, it appears that these customer lists have been impaired further since you are not even able to maintain your current customers. Provide us with projected cash flows that support the value of your customer lists acquired from Cancer Care Network or revise your filings to record additional impairment losses.


8-K dated December 31, 2005

4. We note in your response letter dated February 10, 2006 that the
remaining goodwill on your books relates to the purchase of PracticeOne which was acquired on January 3, 2005. We also note that a valuation firm was used to determine the appropriate amount of goodwill to record at the time of acquisition and that you do not believe that any circumstances have occurred since then that indicate goodwill impairment.  However, since the acquisition of
PracticeOne,
your company has incurred increasing operating losses and negative operating cash flows, and thus it appears that the goodwill and
intangible assets related to PracticeOne are impaired.   Provide
us
with projected cash flows that support the value of the intangible assets and goodwill from PracticeOne or revise your filings to record the appropriate impairment losses.



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.







      You may contact Jessica Barberich at (202) 551-3782 or me at
(202) 551-3498 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,


Linda Van Doorn
Senior Assistant Chief Accountant



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Mr. Anthony Biele
PracticeXpert, Inc.
March 3, 2006
Page 1